Chrysler Center 666 Third Avenue New York, NY 10017 212 935 3000 mintz.com

February 14, 2022

CONFIDENTIAL – VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Brian Fetterolf
Jennifer López Molina

Re:	ShiftPixy, Inc.
Amendment No. 2 to Registration Statement on Form S-3
Filed January 14, 2022
File No. 333-259619

Ladies and Gentlemen:

This letter sets forth the response of ShiftPixy, Inc. (the “Company”) to the comment letter, dated January 31, 2022, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 2 to the Registration Statement on Form S-3 publicly filed with the Commission on January 14, 2022. Concurrently, the Company is filing publicly an amendment to the registration statement (the “Amendment”). Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amendment.

In order to facilitate your review, we have repeated each comment in its entirety in italicized text in the original numbered sequence and followed by the Company’s response. When indicated, the responses below are contained in the Amendment. References to page numbers in this letter refer to the pagination of the Amendment.

1.	We note your response to comment 1, as well as your amended disclosure regarding "loans that Investments extended to each SPAC in the amount of $500,000 (or $2 million in the aggregate)" (emphasis added). Please revise your disclosure to ensure consistency with your disclosure on page 4 that Investments may extend such amount (emphasis added).

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure to ensure consistency.

2.	We note your response to comment 4, as well as your amended disclosure. Please also prominently disclose the aggregate investment that ShiftPixy Investments, Inc. will have at-risk in light of its current and proposed investments in its SPACs. Please include the investment in IHC to purchase private placement warrants, the aggregate amount invested in your SPACs to purchase founder shares, the proposed investment of each your three remaining SPACs if the over-allotment option is exercised in full, and the amount outstanding and due to Investments upon completion of your three remaining SPACs’ IPOs. Please also disclose such aggregate amount in your risk factor on page 11.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 5 and 12 of the Amendment.

Boston       London       Los Angeles       New York       San Diego       San Francisco      Washington

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

MINTZ February 14, 2022 Page 2

3.	We note your response to comment 2, as well as your amended disclosure, and have the following comments:

•	We note your amended disclosure on page 5 that, in connection with your support of the activities of Industrial Human Capital regarding a potential initial business combination, you "anticipate that a portion of the gross proceeds of any Warrant exercises will support these activities, depending on their timing." Please revise your disclosure here to reflect that the "bulk of the proceeds," as you discuss here, will include a portion dedicated to the foregoing acquisition-related activities, if true, in addition to applying such proceeds to fund other "expenses in connection with [y]our activities related to [y]our sponsorship of the SPACs . . . ." Please ensure consistency through the prospectus, and in particular across the "Use of Proceeds" and "Recent Developments" section.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 6 of the Amendment.

•	To the extent that you contemplate a material portion of the proceeds going to another sponsorship-related activity (e.g., the purchase of private placement warrants in your three remaining SPACs), please disclose as such and include the approximate amount for each purpose in accordance with Item 504 of Regulation SK, assuming that you receive the maximum proceeds of approximately $12.66 million from this offering. To the extent applicable, please also consider further revising your disclosure in light of Instructions 1 and 3 of Item 504 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 10 and 17 of the Amendment.

4.	We note your response to Comment 11 in our letter dated October 5, 2021, and we have the following comments. Your response appears to indicate that the status of the Company under the Investment Company Act of 1940 (the “1940 Act”) depends in part on the Company’s ability to rely on the temporary safe-harbor provided by Rule 3a-2 under the 1940 Act for “transient investment companies.” To the extent that the Company is relying on the temporary safe-harbor provided by Rule 3a-2:

•	Please include in your response (i) a copy of the resolution made by your board of directors pursuant to Rule 3a-2(a)(2) and (ii) the date on which such resolution was recorded contemporaneously in your minute books.

Response: The following resolution was recorded in the Company’s minute books on November 5, 2021:

“WHEREAS, at a series of meetings held during 2021, the Board reviewed and considered management’s proposals that the Corporation sponsor a series of special purpose acquisition companies (“SPACs”) that would focus on engaging in one or more business combinations with companies operating within various segments of the human capital industry; and

WHEREAS, at these meetings, management provided the Board with various presentations concerning the anticipated relationship between the Corporation and each of the SPACs, which contemplated that each of the SPACs would ultimately enter into arms-length client services agreements (“CSAs”) with and become significant clients of the Corporation, thereby providing substantial revenue and earnings growth to the Corporation; and

MINTZ February 14, 2022 Page 3

WHEREAS, management further informed the Board at these meetings that the Corporation, by virtue of its sponsorship role, would be required to purchase a substantial equity interest in each SPAC at the time it launched its initial public offering (“IPO”), which would require, in turn, a significant deployment of the Corporation’s capital resources, and would also result in the Corporation holding a significant portion of the equity securities outstanding of each SPAC following its IPO; and

WHEREAS the Board approved the Corporation’s sponsorship of the SPACs presented for the principal purpose of achieving for the Corporation the potential revenues and earnings to be derived from entering into CSAs and related business agreements with each of the SPACs at the point that they are launched as independent entities that are otherwise unaffiliated with the Corporation, and not for the purpose of investing in equity securities issued by the SPACs; and

WHEREAS the Investment Company Act of 1940, as amended (the “1940 Act”), generally requires any operating company that holds a passive interest in securities valued at a level equal to or greater than a specified threshold prescribed by the 1940 Act to register as an investment company, as defined under the 1940 Act, subject to certain exceptions; and

WHEREAS Rule 3a-2 promulgated under the 1940 Act provides an exception to the registration requirement set forth above, provided that the operating company “has a bona fide intent to be engaged primarily, as soon as is reasonably possible . . . in a business other than that of investing, reinvesting, owning, holding or trading in securities . . .”; and

WHEREAS, on or about October 19, 2021, the Securities and Exchange Commission declared effective the Registration Statement and Prospectus on Form S-1 for Industrial Human Capital, Inc. (“IHC”), which is one of the SPACs sponsored by the Corporation, as previously authorized by the Board; and

WHEREAS, at a special meeting held on October 22, 2021, the Board ratified the Corporation’s purchase of securities representing an approximate 20% equity interest in IHC pursuant to its IPO; and

WHEREAS, based upon the public trading price of the securities of IHC since its IPO, the IHC securities currently held by the Corporation likely exceed the threshold generally requiring registration as an investment company under the 1940 Act; and

WHEREAS, despite the foregoing, the Corporation remains committed to its current operating business areas, and the Board authorized the Corporation to sponsor IHC and the other SPACs referred to above for the principal purpose of enhancing these operating business areas, and not for passive investment purposes.

NOW, THEREFORE, BE IT RESOLVED that the Corporation hereby reaffirms its commitment to the pursuit of its current lines of operating businesses.

FURTHER RESOLVED that the Corporation is not authorized to pursue any line of business or course of conduct that, in the reasonable judgment of management, is likely to lead to the Corporation being deemed by appropriate regulatory authorities to be an investment company subject to registration under the 1940 Act.

FURTHER RESOLVED that, to the extent that the Corporation acquires equity or other securities, in connection with its sponsorship of the SPACs described above, that exceed the thresholds triggering the registration requirements under the 1940 Act, the Board hereby directs management to take all steps necessary and appropriate for the Corporation to divest of such securities to ensure compliance with the 1940 Act, within the time frame prescribed by Rule 3a-2 promulgated under the 1940 Act, consistent with the Board’s direction that the Corporation remain committed to its current lines of operating businesses, and that it not pursue or engage in the business of investing, reinvesting, owning, holding or trading in securities.”

MINTZ February 14, 2022 Page 4

•	Please provide (i) the date on which the one-year period commenced pursuant to Rule 3a-2(b), together with (ii) your legal analysis supporting this determination. In your response, please provide a discussion of whether and how the Company’s sponsorship, through its subsidiary, of SPACs caused you to be considered an “investment company” under Section 3(a) of the 1940 Act.

Response: Rule 3a-2 under the 1940 Act provides a temporary safe-harbor from the 1940 Act’s provisions to certain issuers that are in transition to a non-investment company business. Specifically, Rule 3a-2 deems an issuer that meets the definition of “investment company” in Section 3(a)(1)(A) or 3(a)(1)(C) of the 1940 Act not to be an investment company for a period not to exceed one year, provided that the conditions of the rule are satisfied. Pursuant to Rule 3a-2, the one-year period begins on the earlier of: (i) the date on which an issuer owns securities and/or cash having a value exceeding 50% of the value of such issuer’s total assets on either a consolidated or unconsolidated basis; or (ii) the date on which an issuer owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis (the “40% Threshold”).

The Company initially exceeded the 40% Threshold on October 19, 2021, the date of pricing of IHC’s IPO. On October 19, 2021, the IHC founder shares owned by the Company had a market value of $21,100,000 based on the $10.00 per unit offering price. Prior to pricing of IHC’s IPO on October 19, 2021, there was substantial doubt as to whether the offering would be completed on the proposed terms, or at all, and therefore, the fair market value of the IHC founder shares owned by the Company had significantly less value than $10.00 per unit.

•	Please describe (i) any specific actions the Company expects to take to comply with Rule 3a-2, including whether the Company’s subsidiary intends to exercise the “exception” described in your response to dispose of its interests in the SPACs and (ii) how these actions may impact the Company’s SPAC sponsorship “growth initiatives.” In this regard, we note that the Company represented that it indirectly owns 15% of the issued and outstanding stock of IHC; expects to indirectly own approximately 15% of each of the other SPACs upon the consummation of the SPAC IPOs; expects to invest an aggregate amount of $17,531,408 in the SPACs (or more, if the over-allotment options are exercised); and may extend loans to each SPAC of up to $2 million, in aggregate.

Response: To comply with Rule 3a-2, the Company expects to divest of its IHC founder shares (and any of its holdings in the other SPACs in the event that the other SPAC offerings are consummated), by virtue of the exception described in each SPAC IPO registration statement and related prospectus permitting the Company’s wholly-owned subsidiary, ShiftPixy Investments, Inc. (“Investments”), which is the sponsor of each SPAC and holds the founder shares and private placement warrants of each SPAC, to transfer its ownership in the founder shares at any time to the extent that Investments determines, in good faith, that such transfer is necessary to ensure that it and/or any of its parents, subsidiaries or affiliates are in compliance with the 1940 Act.

The Company does not expect any action to divest the founder shares to impact its SPAC sponsorship growth initiative because the Company’s operations and future growth are not dependent upon its ownership of such founder shares. The Company expects (i) each SPAC to operate as a separately managed, publicly traded entity following the completion of their respective de-SPAC and anticipates entering into client services agreements with each post-business combination staffing entity which will allow each post-business combination staffing entity to participate in the Company’s HRIS platform, and (ii) to facilitate the procurement of workers’ compensation, personal liability, and other similar insurance products for each post-business combination staffing entity through the Company’s anticipated relationship with Firemark, assuming that the SPACs are able to consummate their IPOs and complete their de-SPAC process successfully. The Company believes that all of the SPACs, after completing their initial business combinations, will generate significant revenues for the Company following the completion of the de-SPAC process by virtue of entering into client services agreements and/or other contractual relationships with the post-business combination entities, as described on page 12 of the Amendment.

MINTZ February 14, 2022 Page 5

The Company is exploring various divestiture alternatives relating to the IHC founder shares in all of the SPACs by October 19, 2022, the end of the one year grace period, to avoid registration under the 1940 Act. As described above, the Company does not intend to own any securities that cause it to exceed the 40% Threshold.

Additionally, the Company has revised its disclosure on pages 5 and 12 of the Amendment in acknowledgement of the Staff’s comment.

•	Please provide your analysis of whether the Company may be an “investment company” as defined in Section 3(a)(1)(A) of the 1940 Act, regardless of Rule 3a-2, because the Company holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. See Transient Investment Companies, Investment Company Act Release No. 11552, n.9 (January 14, 1981). In your response, please address the Company’s public representations regarding its sponsorship, through its subsidiary, of four SPAC IPOs and its expected investments in each of the SPACs.

Response: The Company is not an investment company as defined in Section 3(a)(1)(A) of the 1940 Act, regardless of Rule 3a-2, because the Company does not hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. To determine whether or not an issuer is an investment company for purposes of Section 3(a)(1)(A) of the 1940 Act, the Commission set out the following five factors to consider in In the Matter of Tonopah Mining Co. of Nevada (Investment Company Act Release No. 1084, 26 SEC 426 at 427, July 22, 1947) (“Tonopah”): (1) the company’s historical development; (2) its public representations of policy; (3) the activities of its officers and directors; (4) the nature of its assets and (5) the sources of its income. As highlighted by case law, no one factor is dispositive in an analysis of an issuer’s primary business engagement and courts look to each individual factor in determining whether a company is an investment company that is primarily engaged in the business of investing, reinvesting or trading in securities. The Company is not primarily engaged in the business of investing, reinvesting or trading in securities based upon the following analysis:

Historical Development. The Company is a human capital management platform that provides real-time business intelligence along with HR services on a fee-based “software as a service” business model. Since its incorporation in 2015, the Company has provided human resources, employment compliance, insurance related, payroll, and operational employment services solutions for its business clients and shift work or “gig” opportunities for worksite employees. In exchange for providing these services, the Company receives administrative or processing fees as a percentage of a client’s gross payroll, processes and files payroll taxes and payroll tax returns, provides workers’ compensation coverage and administration related services, and provides employee benefits. The Company sponsored the SPACs beginning in early calendar year 2021 to “create multiple large staffing entities with a national footprint, along with a substantial workers’ compensation insurance provider, all of whom would benefit from contractual relationships with [the Company] and fuel [its] rapid expansion and growth” as described in the Company’s Annual Report on Form 10-K for the year ended August 31, 2021 (the “Annual Report”). The Company’s historical development demonstrates that the Company is primarily engaged in operating its human capital management business and is not primarily engaged in the business of investing, reinvesting or trading in securities. Indeed, the Company’s SPAC sponsorship activities mark the first and only time that it has engaged in any capital formation activities separate and apart from direct fundraising for the principal purpose of building working capital. Further, although the Company is engaged in sponsoring four separate SPAC entities, as described in the Amendment, it is anticipated that each such entity will ultimately become a significant client of the Company and serve to increase the Company’s current operating business, rather than change its current business from HR services to passive investing.

MINTZ February 14, 2022 Page 6

Public Representations. The Company has never represented that it is involved in any business other than its human capital management business described above. The Company has consistently stated in its public filings with the Commission, press releases, other public statements, website and advertising and marketing materials that it exclusively focuses on its human capital management business as described above. The Company has only made public representations regarding its investments in the SPACs in an effort to expand its historical human capital management business. The Annual Report describes the Company’s investments in the SPACs as one growth initiative “to leverage [the Company’s] expansion by entering into CSAs with the SPACs… these growth initiatives are expected to increase [the Company’s] core staffing services billings, revenues, gross profit, and operating leverage…” As described in the Annual Report, the primary purpose of the SPAC initiative is to “generate significant revenues and earnings” for the Company’s human capital management business. Furthermore, the Annual Report describes the “exception” permitting the Company to transfer its ownership in the founder shares at any time to the extent that it determines, in good faith, that such transfer is necessary to ensure that it complies with the 1940 Act. Unlike the sponsors of other SPACs, the Company’s filings with the Commission, press releases, other public statements, website and advertising and marketing materials have never highlighted the possibility of the appreciation of the founder shares. Accordingly, the Company has never held itself out as being engaged primarily in the business of investing, reinvesting or trading in securities.

Activities of the Company’s Officers and Directors. The Company’s officers and directors spend substantially all of their time leading and operating the Company’s human capital management business. The Company’s officers manage the Company’s daily operations, including overseeing its existing products and services as well as its expansion. The Company’s sponsorship of the SPACs is only one of the Company’s growth prospects in addition to its HRIS platform and ShiftPixy Labs as described in the Amendment. While the Company’s officers also serve as officers of each SPAC, this service is in support of expanding the Company’s core staffing services billings, revenues, gross profit, and operating leverage as described above and in the Annual Report. The Company’s independent directors do not overlap with the independent directors of the SPACs. The Company’s limited investment activities in the SPACs do not consume a material amount of time of the Company’s officers and director. Furthermore, the Company plans to divest of IHC’s founder shares by October 19, 2022 and the Company’s officers and directors do not plan to spend any material amount of time investing, reinvesting or trading in securities in the future.

Nature of the Company’s Assets. The Company currently holds investment securities that exceed the 40% Threshold because of its temporary ownership of IHC founder shares (which it intends to divest, along with the founder shares of the other SPACs prior to October 19, 2022, as required by Rule 3a-2) due to the accounting principles and guidance described below, rather than due to any departure from its historical operating activities. As of November 30, 2021, (the date of the first balance sheet publicly reported by the Company following the completion of the IHC IPO), the Company held approximately $170.4 million of assets on its condensed consolidated balance sheet, as computed under generally accepted accounting principles (“GAAP”), consisting of the following:

MINTZ February 14, 2022 Page 7

ShiftPixy, Inc. (unaudited)	November 30, 2021	Balance Sheet comments:
ShiftPixy Operating Assets (including all assets other than Cash and marketable securities held in Trust Account and Deferred offering costs)	$15.2 million
SPAC Related:
Cash and marketable securities held in Trust Account (IHC)	$116.7 million	Recorded as Temporary equity
Deferred offering costs (for Firemark, Vital and TechStackery)	$38.5 million	Recorded as a Minority Interest
Total Consolidated Assets	$170.4 million

GAAP requires the Company to consolidate its SPAC-related assets, liabilities, equity, and operations for IHC and the other SPACs which have not yet priced their respective initial public offerings, with the Company’s operating assets as “controlled variable interest entities”, thereby significantly increasing the stated value of the Company’s total assets on the Company’s balance sheet as of November 30, 2021.1 As described below, the inclusion of these SPAC-related assets on the Company’s balance sheet as of November 30, 2021 is temporary. The Company’s balance sheet as of November 30, 2021, includes approximately $116.7 million of restricted cash and marketable securities held in the trust account of IHC (the “Trust Account”) and $38.5 million of deferred operating costs (the “Deferred Costs”). The $116.7 million held in the Trust Account is invested in U.S. government securities within the meaning set forth in Section 2(a)(16) of the 1940 Act with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 of the 1940 Act, as determined by the Company, until the earlier of (x) the completion of the IHC initial business combination and (y) the distribution of the funds in the Trust Account to the Company’s shareholders. As a result, the $116.7 million held in the Trust Account does not qualify as “investment securities” under the 1940 Act. The Company’s balance sheet as of November 30, 2021 also includes $38.5 million of Deferred Costs. GAAP requires the Deferred Costs to be recorded as assets because the transfer of the founder shares from each SPAC to the representative of the underwriters of each SPAC’s initial public offering (each, a “Transfer”) created a minority unaffiliated interest in each of the four SPACs, as described in Note 5 to the financial statements accompanying the Company’s Quarterly Report on Form 10-Q/A for the period ended May 31, 2021 filed with the Commission on December 2, 2021. Pursuant to the accounting guidance provided under Staff Accounting Bulletin (“SAB”) Topic 5T, ASC 340-10-S99-1, and SAB Topic 5A, the creation of the minority unaffiliated interests due to each Transfer resulted in aggregate Deferred Costs to the Company of approximately $47.5 million. Accordingly, GAAP required that, upon the consummation of the IHC IPO, $9.5 million of Deferred Costs related to the IHC Transfer be recorded to Additional Paid-in Capital. GAAP further required the remaining $38.5 million of Deferred Costs be recorded on the Company’s balance sheet as of November 30, 2021 due to the Transfers for the other three SPACs, despite the fact that the IPOs for these SPACs had not yet been consummated and the underlying securities had no market value. Accordingly, if the SPACs had not consummated the Transfers, the minority interests in the founder shares would not have been created and the Company would have recorded approximately $0.8 million of Deferred Costs for all of the SPACs, including approximately $0.3 million of Deferred Costs attributable to IHC.2 The Company’s remaining operating assets of approximately $15.2 million include cash, accounts receivable, prepaid expenses and fixed assets relating to the Company’s ongoing human capital management business.

1 After IHC’s IPO, the Company’s ownership stake in IHC fell to approximately 15%, but control was determined to have been retained by the Company because of its management overlap with IHC and the significant influence the Company exercises over the funding and acquisition of IHC’s initial business combination. Once IHC’s initial business combination occurs, the Company expects that new management will operate the post-business combination entity and IHC will not be consolidated with the Company’s financial statements.

2 The remaining Deferred Costs will be classified to Additional Paid-in Capital if any of the other SPACs consummate their IPOs in the future, as applicable. If the other SPACs do not consummate their IPOs, the related Deferred Costs associated with the respective Transfer will be credited against the applicable minority interest.

MINTZ February 14, 2022 Page 8

Based on the foregoing, the Company respectfully submits that the current inclusion of SPAC-related assets on its balance sheet is due to the application of technical accounting rules to such SPAC-related assets that the Company is required to include in its financial statements as a result of the SPAC initiatives, and does not reflect any intent to transition to being primarily engaged in the business of investing, reinvesting or trading in securities. The Company further submits that this accounting issue has caused the Company to experience an “extraordinary event” that has temporarily altered the composition of the Company’s assets entitling it to rely upon the safe harbor in Rule 3a-2.

Sources of the Company’s Income. All of the Company’s revenues are produced from providing employment administrative services and staffing services in connection with its human capital management business. For the quarter ended November 30, 2021, the Company’s revenues were $8.9 million. The Company generates no revenue from the founder shares in the SPACs or the Trust Account.

Based upon the above five-factor analysis, the Company is not primarily engaged in the business of investing, reinvesting or trading in securities and does not hold itself out as being primarily engaged in the business of investing, reinvesting or trading in securities.

5.	To the extent that the Company is not relying on the safe-harbor in Rule 3a-2 of the 1940 Act, please supplementally provide your legal analysis supporting your conclusion that the Company is not an “investment company” as defined in Section 3(a)(1)(A) or Section 3(a)(1)(C). Please include in your analysis all relevant calculations under Section 3(a)(1)(C), on an unconsolidated basis, identifying each constituent part of the numerator(s) and denominator(s). In particular, please describe and discuss your proposed treatment under Section 3(a)(1)(C) of: (i) the Company’s cash and cash equivalents; (ii) the Company’s note receivable; (iii) the interests held by ShiftPixy, Inc. in ShiftPixy Investments, Inc.; (iv) the interests held by ShiftPixy Investments, Inc. in each of the SPACs; (v) the investments held in a trust account by Industrial Human Capital, Inc., and (vi) any other substantive determinations and/or characterizations of assets that are material to your calculations.

Response: The Company respectfully acknowledges the Staff’s comment, and refers the Staff to its responses above that state the basis for its reliance upon the safe-harbor in Rule 3a-2 of the 1940 Act.

If you have any questions or comments in connection with this letter or the Amendment, please contact the undersigned by phone at (212) 692-6784 or via e-mail at ikblumenthal@mintz.com.

Very truly yours,

/s/ Ivan K. Blumenthal
Ivan K. Blumenthal

cc:	Scott W. Absher, Chief Executive Officer (ShiftPixy, Inc.)